October 1, 2009

VIA FACSIMILE, U.S. MAIL AND EDGAR CORRESPONDENCE

Raj Rajan
Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Global Clean Energy Holdings, Inc. Form 10-K for the year ended December 31, 2008 File No. 000-12627

Dear Mr. Rajan:

In accordance with our earlier telephone conversation, this letter will provide and confirm additional information in response to the Staff’s letter, dated August 12, 2009, to Global Clean Energy Holdings, Inc. (the :Company”) regarding additional comments to the above-referenced report.

You have also informed me that the Staff has requested that the Company provide additional information regarding Asideros Globales Corporativo, a corporation formed under the laws of Mexico (“Asideros”). This letter will provide the written information that you have requested.

1. The date that Asideros was formed. Asideros was formed on March 28, 2008.

2. Specify the paid-in-capital for the formation of Asideros. GCE-Mexico I, LLC paid in 10,710 Mexican Pesos and the Company paid in 108 Mexican Pesos. Ownership is reflected as 99% owned by GCE Mexico I and 1% by the Company.

3. Describe the operations of  Asideros.  Asideros was formed to operate the Company’s Jatropha farms in the Yucatan.  Asideros initially conducted its operations through the services agreement with Corporativo LODEMO S.A DE CV, a Mexican corporation that carried out the day-to-day operations for Asideros and the Company.   Commencing in March 2009, Asideros hired new employees and took over many of the day-to-day functions previously provided by Lodemo.  However, Asideros’ primary function of operating the Jatropha farm has remained unchanged since formation.

We thank the Commission for their assistance and extending accommodations to the Company.

Please direct questions regarding this letter to the undersigned at (310) 641-4234.

Bruce K. Nelson Chief Financial Officer	6033 W. Century Boulevard Suite 895 Los Angeles, California 90045	Telephone: 310.641.4234 Email: bnelson@gceholdings.com Web: www.gceholdings.com

Sincerely yours,
GLOBAL CLEAN ENERGY HOLDINGS, INC. /s/ BRUCE NELSON
Bruce Nelson, Chief Financial Officer

Enclosures

cc:
Mr. Richard Palmer (w/enclosures)
Mr. David Walker (w/enclosures)
Mr. Scott Gilderman,CPA (w/enclosures)
Mr. Craig Allen, CPA(w/enclosures)
Mr. Mark Andersen, CPA (w/enclosures)
Ms. Alawna Echols , CPA (w/enclosures)
Istvan Benko, Esq. (w/enclosures)

Bruce K. Nelson Chief Financial Officer	6033 W. Century Boulevard Suite 895 Los Angeles, California 90045	Telephone: 310.641.4234 Email: bnelson@gceholdings.com Web: www.gceholdings.com